Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-239610

GS Finance Corp. $38,929,000 Bloomberg Commodity IndexSM-Linked Notes due 2021 guaranteed by The Goldman Sachs Group, Inc.

This pricing supplement addendum no. 2 relates to $4,438,000 principal amount of notes, which we call the “second reopened notes,” which are being initially offered on the date of this pricing supplement addendum. $25,000,000 principal amount of the notes, which we call the “original notes,” were issued on July 9, 2020, as described in the accompanying pricing supplement no. 8,757 dated July 1, 2020. $9,491,000 principal amount of the notes, which we call the “first reopened notes,” were issued on August 7, 2020, as described in the accompanying amendment no. 1 dated August 7, 2020 to pricing supplement no. 8,757 addendum dated July 31, 2020.  The original notes, the first reopened notes and the second reopened notes have identical terms and conditions and have the same CUSIP (40057CFG1) and ISIN (US40057CFG15) numbers. In this pricing supplement addendum, the term “notes” means, collectively, the original notes, the first reopened notes and the second reopened notes.

The following information supplements, and should be read with, amendment no. 1 dated August 7, 2020 to pricing supplement no. 8,757 addendum dated July 31, 2020, the accompanying pricing supplement no. 8,757 dated July 1, 2020, the accompanying commodity terms supplement no. 8,673 dated July 1, 2020, the accompanying prospectus supplement dated July 1, 2020 and the accompanying prospectus dated July 1, 2020.

You should read the additional disclosure in the accompanying pricing supplement no. 8,757 dated July 1, 2020 so that you may better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-10 of the accompanying pricing supplement no. 8,757 dated July 1, 2020.

The estimated value of your second reopened notes at the time the terms of your second reopened notes are set on October 15, 2020 is equal to approximately $1,122.4 per $1,000 face amount, which is less than the original issue price of the second reopened notes. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	for the second reopened notes, October 22, 2020	Original issue price:	112.6602% of the face amount of the second reopened notes
Underwriting discount:	0.05% of the face amount of the second reopened notes	Net proceeds to the issuer:	112.6102% of the face amount of the second reopened notes

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 8,757 Addendum No. 2 dated October 15, 2020.

We may decide to sell additional notes after the date the second reopened notes were traded (October 15, 2020), at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC (“GS&Co.”) or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your second reopened notes at the time the terms of your second reopened notes are set on October 15, 2020 (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $1,122.4 per $1,000 face amount, which is less than the original issue price of the second reopened notes. The value of your notes at any time will reflect many factors and cannot be predicted.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•   Amendment No. 1 dated August 7, 2020 to pricing supplement no. 8,757 addendum dated July 31, 2020

•Pricing supplement no. 8,757 dated July 1, 2020

•Commodity terms supplement no. 8,673 dated July 1, 2020

•Prospectus supplement dated July 1, 2020

•Prospectus dated July 1, 2020

The information in this pricing supplement addendum supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

THE UNDERLIER

The Bloomberg Commodity IndexSM, or the index, is an index tracking the performance of a weighted basket of futures contracts on certain physical commodities. The level of the index therefore goes up or down depending on the overall performance of such weighted basket of commodity futures contracts. The index reflects the excess returns that are potentially available through an unleveraged investment in the commodities that are included in the index. The index is calculated, administered and published by Bloomberg Index Services Limited (“BISL” and collectively with its affiliates, “Bloomberg”).

Questions and Answers

The following is a brief question and answer section on selected topics.

How Is a Commodity Index Different From an Equity Index?

Although the index tracks the performance of the commodity markets in a manner generally similar to the way in which an index of equity securities tracks the performance of the stock market, there are important differences between a commodity index and an equity index. First, an equity index typically weights the stocks in the index based on market capitalization, a concept that has no applicability to a commodity index. In contrast, the commodities included in the index are weighted based on their liquidity levels and their dollar-adjusted production levels, subject to certain percentage restrictions for diversification of commodities included in the index. Second, unlike stocks, commodity contracts expire periodically and, in order to maintain an investment in commodity contracts, it is necessary to liquidate such commodity contracts before they expire and establish positions in longer-dated commodity contracts. This feature of the index, which is discussed below, has important implications for changes in the value of the index.

What Is a Commodity Futures Contract?

A commodity contract is an agreement either to buy or sell a set amount of a physical commodity at a predetermined price and delivery period (which is generally referred to as “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity. Generally speaking, the return on an investment in commodity contracts is correlated with, but different from, the return on buying and holding physical commodities. The index currently is comprised solely of commodity futures contracts on physical commodities traded on regulated trading facilities. However, it is possible that the index will in the future include swaps or other derivatives that are cleared through a centralized clearing house.

Why Does the Index Track Commodity Contracts And Not Physical Commodities?

While holding an inventory of physical commodities may have certain economic benefits (for example, a refinery could use a reserve of crude oil for the continuation of its operations), it also poses administrative burdens and costs, including those arising from the need to store or transport physical commodities. These requirements and costs may prove unattractive to investors who are interested solely in the price movement of commodities. Commodity contracts permit an investor to obtain exposure to the prices of commodities without directly incurring these requirements and costs. However, an investor in commodity contracts, or in an index of commodity contracts, can be indirectly exposed to these costs, which may be reflected in the prices of the commodity contracts and therefore in the index level. In addition, the fact that commodity contracts have publicly available prices allows calculation of an index based on these prices. The use of commodity contracts, therefore, allows the index to separate the exposure to price changes from the ownership of the underlying physical commodity, and thus allow participation in the upside and downside movement of commodity prices independently of the physical commodity itself.

How Are the Commodity Contracts Weighted?

The relative weightings of the designated contracts that are eligible for inclusion in the index are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, which means that the weight of each commodity contract included in the index is determined by reference to five-year average trading volumes (as adjusted) and historical price information (as adjusted) and the five-year average of annual world production figures (the most recent five years for which data is available). The commodity liquidity percentage and the commodity production percentage are then combined to establish an interim “commodity index percentage” for each designated contract. The interim percentage is then adjusted in accordance with certain diversification rules established by the index methodology, and contracts weighted lower than 0.4% are removed from the index.

Can the Contracts Included in the Index and/or Their Weightings Be Changed over Time?

Yes. At present, commodities are selected that are believed to be sufficiently significant to the world economy to merit consideration and be tradable through a qualifying related futures contract. The index is reconstituted and rebalanced each year in January on a price-percentage basis. The annual constitution and weightings for the index are determined each year by BISL employees operating within the product, risk and operations committee under the oversight of the benchmark oversight committee. Once approved, the new composition of the index is publicly announced, and takes effect in the month of January immediately following the announcement. For further information with respect to changes in the composition of the index, refer to “— Bloomberg Commodity IndexSM — Composition of the Bloomberg Commodity IndexSM” below.

If the Price of the Underlying Physical Commodities Goes Up, Will the Index Level, Therefore, Also Go Up?

Not necessarily, for two reasons:

First, your notes are linked to the performance of the commodity contracts included in the index, rather than individual physical commodities themselves. Changes in the prices of commodity contracts should generally track changes in the prices of the underlying physical commodities, but, as described above under “— Why Does the Index Track Commodity Contracts And Not Physical Commodities?”, the prices of commodity contracts might from time to time move in ways or to an extent that differ from movements in physical commodity prices. Therefore, you may observe prices of a particular commodity going up and the index level not changing in the same way.

Second, because commodity contracts have expiration dates – i.e., dates upon which trading of the commodity contract ceases, there are certain adjustments that need to be made to the index in order to retain an investment position in the commodity contracts. These adjustments, which are described below and primarily include the mechanic of “rolling,” may have a positive or negative effect on the level of the index. As a result, these adjustments may, in certain instances, cause a discrepancy between the performance of the index and the performance of the underlying commodity contracts.

Does the Index Have a Total Return Feature?

No. The return on your notes is based on the performance of the index, which reflects the returns that are potentially available through an unleveraged investment in commodity contracts included in the index. The index thus reflects excess return and is not linked to a “total return” index, which in addition to reflecting the returns from such an unleveraged investment in commodity contracts, would also reflect interest that could be earned on a hypothetical fully collateralized investment. The index does not include such a total return feature or interest component.

What Does “Rolling” a Commodity Contract Mean?

Since any commodity contract has a predetermined expiration date on which trading of the commodity contract ceases, holding a commodity contract until expiration will result in delivery of the underlying physical commodity or the requirement to make or receive a cash settlement. “Rolling” the commodity contracts, i.e., (i) selling near-dated (i.e., commodity contracts that are nearing expiration) commodity contracts before they expire and (ii) buying longer-dated contracts (i.e., commodity contracts that have an expiration date further in the future), allows an investor to maintain an investment position in commodities without receiving delivery of physical commodities or making or receiving a cash settlement.

The index replicates an actual investment in commodity contracts, and therefore takes into account the need to roll the commodity contracts included in the index, and reflects the effects of this rolling. Specifically, as a commodity contract included in the index approaches expiration, the index is calculated as if the commodity contract in the lead delivery month is sold and the proceeds of that sale are used to purchase a commodity contract of equivalent value in the next delivery month designated pursuant to the index methodology. If the price of the designated commodity contract is lower than the price of the commodity contract then included in the index, the “rolling” process results in a greater quantity of the second commodity contract being acquired for the same value.

Conversely, if the price of the designated commodity contract is higher than the price of the contract then included in the index, the “rolling” process results in a smaller quantity of the designated commodity contract being acquired for the same value.

What Do “Contango” and “Backwardation” Mean?

When the price of a near-dated commodity contract is greater than that of a longer-dated commodity contract, the market for such contracts is referred to as in “backwardation”. On the other hand, the market is referred to as in “contango” when the price of a near-dated commodity contract is less than that of a longer-dated commodity contract. “Rolling” commodity contracts in a backwardation or contango market can affect the level of the index.

How Does Rolling Affect the Level of the Index?

“Rolling” can affect the index in the following two ways:

First, if, as described under “What Does “Rolling” a Commodity Contract Mean?” above, if the index theoretically owns more commodity contracts as a result of the rolling process (albeit at a lower price), the gain or loss on the new position for a given movement in the prices of the commodity contracts will be greater than if the index had owned the same number of commodity contracts as before the rolling process. Conversely, if the index theoretically owns fewer commodity contracts as a result of the rolling process (albeit at a higher price), the gain or loss on the new position for a given movement in the prices of the commodity contracts will be less than if the index had owned the same number of commodity contracts as before the rolling process. Therefore, these differentials in the quantities of contracts sold and purchased may have a positive or negative effect on the level of the index (measured on the basis of its dollar value).

Second, the index theoretically sells a near-dated commodity contract when it gets close to expiry and buys the longer-dated commodity contract. In a contango market, longer-dated commodity contracts are at higher prices than the near-dated commodity contracts. In the absence of significant market changes, the prices of the longer-dated commodity contracts which the index theoretically buys and holds are expected to (but may not) decrease over time as they near expiry. This expected decrease in price of these longer-dated commodity contracts as they near expiry can potentially cause the level of the index to decrease. In a backwardation market, where the prices of near-dated commodity contracts are greater than the prices of longer-dated commodity contracts, the price of longer-dated commodity contracts which the index theoretically buys and holds are expected to (but may not) increase as they near expiry. However, there are a number of different factors affecting the index level (as described below in “What Factors Affect the Calculation of the Level of the Index Other than Rolling?”).

How May the Effects of Rolling Be Mitigated?

As stated above, the trend in the prices of the commodity contracts may mitigate the effects of rolling. Also, because the index is made up of different types of commodity contracts, each of those commodity contracts may be in a different type of market, either contango or backwardation, and therefore may offset any losses and gains attributable to rolling.

What Factors Affect the Calculation of the Level of the Index Other than Rolling?

The value of the index on any index business day is determined by making certain adjustments to the value of the index on the immediately preceding index business day, based mainly on the performance of the commodity contracts. The factors affecting the scale of such adjustment, other than the effect of the rolling of the commodity contracts, are: (i) the price of the commodity contracts included in the index, (ii) the weight of each commodity contract in the index and (iii) the diversification rules for determining the weights of the commodity contracts included in the index.

The price of the commodity contracts reported by the relevant trading facilities expose the index to price volatility. The weight of each contract in the index will be determined annually based on the liquidity of the underlying commodity contracts, the production of the underlying physical commodity and the percentage restrictions for the diversification of the commodities included in the index.

Can We Assume That Any of Such Factors Will Have a Direct and Linear Effect on the Level of the Index?

No, because these factors are interrelated in complex ways and affect the performance of the commodity contracts comprising the index and, therefore, may offset each other in calculation of the level of the index. For example, a negative price performance in energy sector contracts, which collectively have the largest production weights, may completely eliminate a positive price performance in livestock contracts, which collectively have the smallest production weights. Therefore, you should not assume any one of these factors, the effect of rolling or any other factors (e.g., the positive price movement of any underlying physical commodity) will have a direct and linear effect on the performance of the commodity contracts and the level of the index at any given time. The level of the index, and therefore the amount payable on your notes, may decline even when one or more of such factors are favorable, due to the reasons explained in this subsection entitled “Questions and Answers”.

Where Can Additional Information on the Index Be Obtained?

For information about recent levels of the index, please read the subsection entitled “— Historical Closing Levels of the Index” below. For further explanation on the index methodologies, please refer to “— Bloomberg Commodity IndexSM — Composition of the Bloomberg Commodity IndexSM” below.

How Did the Index Change Under Bloomberg?

Effective July 1, 2014, UBS Securities LLC (collectively with its affiliates, “UBS”) transferred governance, calculation, distribution and licensing functions for the index to BISL, although the index remains the property of UBS. The product, risk and operations committee is comprised of Bloomberg employees, and the index was rebranded from the Dow Jones-UBS Commodity Index to the Bloomberg Commodity IndexSM effective July 1, 2014. BISL is able to exercise all discretion that resided with UBS prior to July 1, 2014 regarding the constitution, weighting and calculation of the index and otherwise. BISL may exercise this discretion in ways that differ from the ways in which UBS may have historically exercised such discretion or would have exercised such discretion in the future. Accordingly, year over year comparisons may reflect these differences rather than solely differences in commodity contract performance and weight.

Bloomberg Commodity IndexSM

The Bloomberg Commodity IndexSM is an index tracking the performance of a weighted basket of futures contracts on certain physical commodities. The level of the Bloomberg Commodity IndexSM therefore goes up or down depending on the overall performance of such weighted basket of commodity futures contracts. The Bloomberg Commodity IndexSM reflects the excess returns that are potentially available through an unleveraged investment in the commodities that are included in the Bloomberg Commodity IndexSM as described below. The index is calculated, administered and published by Bloomberg Index Services Limited (“BISL” and collectively with its affiliates, “Bloomberg”).

Neither UBS nor Bloomberg has any obligation to continue to publish, and may discontinue publication of, the Bloomberg Commodity IndexSM.

Neither we nor any of our affiliates made any due diligence inquiry with respect to the Bloomberg Commodity IndexSM or make any representation that any public information regarding the Bloomberg Commodity IndexSM or the index sponsor is accurate or complete.

Overview

The Bloomberg Commodity IndexSM is calculated on an excess return basis by BISL.  UBS Securities LLC (collectively with its affiliates, “UBS”) acquired the Bloomberg Commodity IndexSM and related information and rights in May 2009 from its creator, AIG International, Inc., and the Bloomberg Commodity IndexSM, its related information and rights remain the property of UBS.  Effective July 1, 2014, UBS transferred governance, calculation, distribution and licensing functions for the Bloomberg Commodity IndexSM to Bloomberg and the Bloomberg Commodity IndexSM was rebranded from the “Dow Jones UBS-Commodity IndexSM” to the “Bloomberg Commodity IndexSM”.

The Bloomberg Commodity IndexSM currently is composed of the prices of twenty-three exchange-traded contracts on twenty-one physical commodities.  An exchange-traded commodity contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price.  The commodities included in the Bloomberg Commodity IndexSM for 2020 are: aluminum, coffee, copper, corn, cotton, crude oil (WTI crude and Brent crude), gold, ultra-low-sulfur diesel (heating oil), lean hogs, live cattle, low sulfur gas oil, natural gas, nickel, silver, soybean meal, soybean oil, soybeans, sugar, unleaded gasoline, wheat (Soft (Chicago) wheat and Hard Red Winter (Kansas City) wheat) and zinc.

The Bloomberg Commodity IndexSM Governance, Audit and Review Structure.  BISL uses two primary committees to provide overall governance and oversight of its benchmark administration activities:

•

The product, risk and operations committee provides direct governance and is responsible for the first line of controls over the creation, design, production and dissemination of benchmark indices, strategy indices and fixings administered by BISL, including the Bloomberg Commodity IndexSM. The product, risk and operations committee is composed of Bloomberg personnel with significant experience or relevant expertise in relation to financial benchmarks. Meetings are attended by Bloomberg legal & compliance personnel. Nominations and removals are subject to review by Bloomberg’s benchmark oversight committee, discussed below.

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The oversight function is provided by the benchmark oversight committee. The benchmark oversight committee is independent of the product, risk and operations committee and is responsible for reviewing and challenging the activities carried out by the product, risk and operations committee. In carrying out its oversight duties, the benchmark oversight committee receives reports of management information both from the product, risk and operations committee as well as Bloomberg legal and compliance members engaged in second level controls.

On a quarterly basis, the product, risk and operations committee reports to the benchmark oversight committee on governance matters, including but not limited to client complaints, the launch of new benchmarks, operational incidents (including errors & restatements), major announcements and material changes concerning the benchmarks, the results of any reviews of the benchmarks (internal or external) and material stakeholder engagements.

As described in more detail below, the Bloomberg Commodity IndexSM is reconstituted and rebalanced each year in January with respect to relative liquidity and production percentages.  The composition and annual weightings for the Bloomberg Commodity IndexSM are determined each year by BISL employees operating within the product, risk and operations committee under the oversight of the benchmark oversight committee.  Once approved, the new composition of the Bloomberg Commodity IndexSM is publicly announced, and takes effect in the month of January immediately following the announcement.

Set forth below is a summary of the composition of, and the methodology used to calculate, the Bloomberg Commodity IndexSM as of the date of this pricing supplement.  The methodology for determining the composition and weighting of the Bloomberg Commodity IndexSM and for calculating its level is subject to modification in a manner consistent with the purposes of the Bloomberg Commodity IndexSM, as described below.  BISL makes the official calculation of the level of the Bloomberg Commodity IndexSM.

Additional information about the Bloomberg Commodity IndexSM is available on the following website: bloombergindexes.com/.  We are not incorporating by reference the website or any material it includes into this pricing supplement.

GS&Co. and/or certain of its affiliates will trade the contracts comprising the Bloomberg Commodity IndexSM, as well as the underlying commodities and other derivative instruments thereon, for their proprietary accounts and other accounts under their management.  GS&Co. and/or certain of its affiliates may underwrite or issue other securities or financial instruments linked to the Bloomberg Commodity IndexSM and related indices.  These activities could present certain conflicts of interest and could adversely affect the level of the Bloomberg Commodity IndexSM.  There may be conflicts of interest between you and GS&Co.

Composition of the Bloomberg Commodity IndexSM

Commodities Available for Inclusion in the Bloomberg Commodity IndexSM.

Commodities are selected for the Bloomberg Commodity IndexSM that are believed to be both sufficiently significant to the world economy to merit consideration and that are tradable through a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metals Exchange (“LME”) and the contract for Brent Crude Oil and Low Sulphur Gas Oil, each of the commodities is the subject of at least one futures contract that trades on a U.S. exchange.  Twenty-five commodities are considered to be eligible for inclusion in the Bloomberg Commodity IndexSM.  They are: aluminum, cocoa, coffee, copper, corn, cotton, crude oil (WTI crude and Brent crude), gold, ultra-low-sulfur diesel (heating oil), lead, lean hogs, live cattle, low sulphur gas oil, natural gas, nickel, platinum, silver, soybean meal, soybean oil, soybeans, sugar, tin, unleaded gasoline, wheat (Soft (Chicago) wheat and Hard Red Winter (Kansas City) wheat) and zinc.

The twenty-one commodities represented in the Bloomberg Commodity IndexSM for 2020 are: aluminum, coffee, copper, corn, cotton, crude oil (WTI crude and Brent crude), gold, ultra-low-sulfur diesel (heating oil), lean hogs, live cattle, low sulfur gas oil, natural gas, nickel, silver, soybean meal, soybean oil, soybeans, sugar, unleaded gasoline, wheat (Soft (Chicago) wheat and Hard Red Winter (Kansas City) wheat) and zinc.

Designated Contracts for Each Commodity.  One or more commodity contracts known as “designated contracts” are selected by BISL for each commodity.  With the exception of several LME contracts, which are traded in London, low sulphur gas oil, which is traded on the ICE Futures Europe, in London, crude oil, for which two designated contracts have been selected, and wheat for which two designated contracts that are traded in North America have been selected, BISL selects for each index commodity one commodity contract that is traded in North America and denominated in U.S. dollars.  Data concerning the designated contracts will be used to calculate the Bloomberg Commodity IndexSM.  It is possible that BISL will in the future select more than one designated contract for additional commodities or may select designated contracts that are traded outside of the United States or in currencies other than the U.S. dollar.  For example, in the event that changes in regulations concerning position limits materially affect the ability of market participants to replicate the Bloomberg Commodity IndexSM in the underlying futures markets, it may become appropriate to include multiple designated contracts for one or more commodities (in addition to crude oil and wheat) in order to enhance liquidity.  The termination or replacement of a commodity contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced, a comparable commodity contract would be selected, if available, to replace the designated contract.

The following table sets forth the designated contracts for the commodities included in the Bloomberg Commodity IndexSM as of the date of this document, along with their respective Final Commodity Index Percentages (“CIPs”) (Target Weights) for 2020, as published by the index sponsor. Actual percentages on any business day may vary from the Target Weights due to market price fluctuations.

Commodity	Designated Contract	Trading Facility	2020 Final Commodity Index Percentages (%)
Aluminum	High Grade Primary Aluminum	LME	4.3266510%
Coffee	Coffee “C”	ICE Futures U.S.	2.7121520%
Copper	Copper	COMEX	6.9605820%
Corn	Corn	CBOT	5.8331390%
Cotton	Cotton No. 2	ICE Futures U.S.	1.4915570%
WTI Crude Oil	Light, Sweet Crude Oil	NYMEX	7.9906450%
Brent Crude Oil	Oil (Brent Crude Oil)	ICE Futures Europe	7.0093550%
Gold	Gold	COMEX	13.6224130%
Ultra-Low-Sulfur Diesel (heating oil)	ULS Diesel (HO)	NYMEX	2.1137150%
Lean Hogs	Lean Hogs	CME	1.7779520%
Live Cattle	Live Cattle	CME	4.0201190%
Low Sulphur Gas Oil	Low Sulphur Gas Oil (QS)	ICE Futures Europe	2.5990850%
Natural Gas	Henry Hub Natural Gas	NYMEX	7.9601350%
Nickel	Primary Nickel	LME	2.7507970%
Silver	Silver	COMEX	3.7785780%
Soybean Meal	Soybean Meal	CBOT	3.2950770%
Soybean Oil	Soybean Oil	CBOT	2.8985800%
Soybeans	Soybeans	CBOT	5.6367600%
Sugar	Sugar No. 11	ICE Futures U.S.	3.0098940%
Unleaded Gasoline	Reformulated Blendstock for Oxygen Blending (RBOB) Gasoline	NYMEX	2.2583580%
Wheat (Chicago)	Soft Wheat	CBOT	3.0422510%
Wheat (Kansas City HRW)	Hard Red Winter Wheat	CBOT	1.4859640%
Zinc	Special High Grade Zinc	LME	3.4262380%

Commodity Groups. For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the Bloomberg Commodity IndexSM are assigned to “commodity groups”.  The commodity groups, and the commodities currently included in each commodity group, are as follows:

Commodity Group	Commodity
Energy:	Crude Oil (WTI and Brent)
ULS Diesel (HO)
Low Sulphur Gas Oil
Natural Gas
Unleaded Gasoline (RBOB)
Precious Metals:	Gold
Platinum
Silver
Industrial Metals:	Aluminum
Copper
Lead
Nickel
Tin
Zinc
Livestock:	Live Cattle
Lean Hogs
Grains:	Corn
Soybeans
Soybean Meal
Soybean Oil
Wheat (Chicago and KC HRW)
Softs:	Cocoa
Coffee
Cotton
Sugar

The Bloomberg Commodity IndexSM also includes primary (base commodities that are not principally derived or produced from other commodities) and derivative commodities (commodities that are principally derived or produced from other commodities).  Adjustments are made to avoid the “double-counting” of primary commodities that would result if primary commodities and derivative commodities were viewed as wholly separate categories.  BISL, as index administrator, may determine that other index commodities qualify as derivative commodities in the future, resulting in similar adjustments.  The current primary and derivative commodities are:

Primary Commodity	Derivative Commodities
Crude Oil (WTI and Brent)	ULS Diesel, RBOB Gasoline and Low Sulphur Gas Oil
Soybeans	Soybean Oil and Soybean Meal

Annual Reconstitution and Rebalancing of the Bloomberg Commodity IndexSM

The Bloomberg Commodity IndexSM is reconstituted and rebalanced each year in January on a price-percentage basis.  The annual constitution and weightings for the Bloomberg Commodity IndexSM are determined each year by BISL employees operating within the product, risk and operations committee under the oversight of the benchmark oversight committee.  Once approved, the new composition of the

Bloomberg Commodity IndexSM is publicly announced, and takes effect in the month of January immediately following the announcement.

Determination of Relative Weightings.  The relative weightings of the designated contracts that are eligible for inclusion in the Bloomberg Commodity IndexSM are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively.  Each year, for each designated contract eligible for inclusion in the Bloomberg Commodity IndexSM, liquidity is measured by the commodity liquidity percentage (which we refer to as the CLP) and production by the commodity production percentage (which we refer to as the CPP).  The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the designated contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Bloomberg Commodity IndexSM, except that LME volume is divided by three in order to make a more appropriate comparison to U.S. exchange data and that the COMEX price and the LME volume is used for copper, which requires adjusting the COMEX prices to metric tons.  In contrast to U.S. futures, which are typically listed on a monthly or bimonthly basis and trade only during specific hours, LME contracts can be traded over-the-counter, 24 hours a day, for value on any business day within a three-month window extending out from spot.  In addition, LME contracts can be traded for settlement on the third Wednesday of each month extending out 27 months from the date the contract is made.  Accordingly, historical data comparable to that of U.S. futures contracts is not available for these LME contracts and certain adjustments to the available data are made for purposes of calculating this component of the Bloomberg Commodity IndexSM.  In particular, LME contracts that trade on the third Wednesday of each month will serve as a proxy for U.S. futures contracts.  The calculation of the Bloomberg Commodity IndexSM utilizes the LME contracts that trade on the third Wednesday of every other month, starting with January.

The CPP is determined for each designated contract by taking a five-year average of annual world production figures (the most recent five years for which data is available), adjusted by the historic dollar value of the designated contract, and dividing the result by the sum of such production figures for all designated contracts.  Data for derivative commodities is not included in production data to avoid double-counting and, where there are multiple designated contracts for a particular commodity, the production data is allocated at this stage to only one designated contract also to avoid double-counting.  Production weightings are allocated among derivative commodities and primary commodities, and between multiple contracts where applicable, before the final weightings are determined.  In addition, for natural gas, only North American production is used.

The CLP and the CPP are then combined (using a ratio of 2/3 CLP plus 1/3 CPP) to establish an interim commodity index percentage for each designated contract.  The Bloomberg Commodity IndexSM is designed to provide diversified exposure to commodities as an asset class.  To ensure that no single commodity or commodity sector dominates the Bloomberg Commodity IndexSM, the following diversification rules are applied to the annual reweighting and rebalancing of the Bloomberg Commodity IndexSM as of January of the applicable year:

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No designated contract may constitute less than 0.4% of the Bloomberg Commodity IndexSM; designated contracts which constitute less than 0.4% of the Bloomberg Commodity IndexSM will be removed from the Bloomberg Commodity IndexSM.

•

No single commodity together with its derivatives (together, a “commodity sector”) (e.g., crude oil together with ULS Diesel and unleaded gasoline or soybeans together with soybean meal and soybean oil), may constitute more than 25% of the Bloomberg Commodity IndexSM. Any excess weight is generally allocated equally to other commodities not affected by this rule, while treating commodity sectors as one asset when distributing the excess.

•

No single commodity (e.g., natural gas or silver) may constitute more than 15% of the Bloomberg Commodity IndexSM (note that both crude oil designated contracts and both wheat designated contracts are considered together as one commodity for this purpose). Any excess weight is generally allocated equally to other commodities not affected by this rule, while treating commodity sectors as one asset when distributing the excess.

•	No related group of commodities designated as a “commodity group” above (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the Bloomberg Commodity

IndexSM. Any excess weight is generally allocated equally to other commodities not affected by this rule, while treating commodity sectors as one asset when distributing the excess.
•

Gold and silver will be given a weight equal to their CLPs (subject to the 25% commodity sector and 15% commodity limits). The sum of the difference between weights based on the interim percentage and the weights based on the CLPs generally will be subtracted from the other commodity sectors equally, while treating commodity sectors as one asset when subtracting the excess.

•

No single commodity (e.g., natural gas, silver) may constitute less than 2% of the Bloomberg Commodity IndexSM. If one or more single commodities have a weight less than 2% of the Bloomberg Commodity IndexSM, the sum of the difference between the 2% and the actual weights generally will be subtracted from the other designated contracts equally and reallocated so that no single commodity has a weight less than 2%.

•

The ratio of the interim percentage to the CLP for a designated contract may not exceed 3.5:1. The excess weight for all affected designated contracts is aggregated, and is generally allocated equally to other commodities with such a ratio below a certain number, currently set at 2.0.

Following the annual reconstitution and rebalancing of the Bloomberg Commodity IndexSM in January, the percentage of any single commodity or group of commodities at any time prior to the next reconstitution or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Commodity Index Multipliers.  Following application of the diversification rules discussed above, the target weights are incorporated into the Bloomberg Commodity IndexSM by calculating the new unit weights for each designated contract included in the Bloomberg Commodity IndexSM.  On the fourth Bloomberg Commodity IndexSM business day of the year, the target weights, along with the settlement values on that date for designated contracts included in the Bloomberg Commodity IndexSM, are used to determine a commodity index multiplier (which we refer to as the CIM) for each designated contract included in the Bloomberg Commodity IndexSM.  This CIM is used to achieve the percentage weightings of the commodities included in the Bloomberg Commodity IndexSM, in U.S. dollar terms, indicated by their respective target weights.  After the CIMs are calculated, they remain fixed throughout the year.  As a result, the observed price percentage of each commodity included in the Bloomberg Commodity IndexSM will float throughout the year, until the CIMs are reset the following year based on new target weights.  A “Bloomberg Commodity IndexSM business day” refers to a day on which the sum of the CIPs for those index commodities that are open for trading is greater than 50%.

Calculations

The Bloomberg Commodity IndexSM is calculated on an excess return basis. BISL calculates the Bloomberg Commodity IndexSM by applying the impact of the changes to the prices of futures contracts included in the Bloomberg Commodity IndexSM (based on their relative weightings).  Once the CIMs are determined as discussed above, the calculation of the Bloomberg Commodity IndexSM is a mathematical process whereby the CIMs for the commodities included in the Bloomberg Commodity IndexSM are multiplied by respective prices in U.S. dollars for the applicable designated contracts.  These products are then summed.  The percentage change in this sum is then applied to the immediately preceding index value to calculate the then current index value.

The Bloomberg Commodity IndexSM Is a Rolling Index. The Bloomberg Commodity IndexSM is composed of futures contracts rather than physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for the delivery of the underlying physical commodity.  In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically contracts on physical commodities specifying delivery on a nearby date must be sold and contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each futures contract occurs over a period of five Bloomberg Commodity IndexSM business days each month according to a pre-determined schedule.  This process is known as “rolling” a futures contract position. The Bloomberg Commodity IndexSM is, therefore, a “rolling index”.

Index Calculation Disruption Events.  From time to time, disruptions can occur in trading futures contracts on various commodity exchanges.  The daily calculation of the Bloomberg Commodity IndexSM will be adjusted in the event that BISL determines that any of the following index calculation disruption events exists:

•

termination or suspension of, or material limitation or disruption in the trading of any futures contract or first nearby futures contract used in the calculation of the Bloomberg Commodity IndexSM on that day,

•	the settlement value of any futures contract used in the calculation of the Bloomberg Commodity IndexSM reflects the maximum permitted price change from the previous day’s settlement value,
•	the failure of an exchange to publish official settlement values for any futures contract used in the calculation of the Bloomberg Commodity IndexSM, or
•	with respect to any futures contract used in the calculation of the Bloomberg Commodity IndexSM that trades on the LME, a business day on which the LME is not open for trading.

If a market disruption event occurs on any Bloomberg Commodity IndexSM business day during a hedge roll period (which we define as the fifth through ninth Bloomberg Commodity IndexSM business day of each month) in any month other than January affecting any futures contract included in the Bloomberg Commodity IndexSM, the portion of the roll that would have taken place on that Bloomberg Commodity IndexSM business day is deferred until the next Bloomberg Commodity IndexSM business day on which such conditions do not exist.  If any of these conditions exist throughout the hedge roll period, the roll with respect to the affected contract will be effected in its entirety on the next Bloomberg Commodity IndexSM business day on which such conditions no longer exist.  The market disruption event will not postpone the roll for any other futures contract for which a market disruption event has not occurred.

In the event that a market disruption event occurs during the hedge roll period scheduled for January of each year affecting a futures contract included in the Bloomberg Commodity IndexSM, the rolling or rebalancing of the relevant designated contract will occur in all cases over five Bloomberg Commodity IndexSM business days on which no market disruption event exists. The hedge roll period in January, and the resulting rebalancing that is occurring, will be extended if necessary until the affected designated contract finishes rolling over five Bloomberg Commodity IndexSM business days. The amounts of a particular futures contract rolled or rebalanced in January will always be distributed over five Bloomberg Commodity IndexSM business days, and rolling weight at the rate of 20% per Bloomberg Commodity IndexSM business day on any Bloomberg Commodity IndexSM business day following a market disruption event during such hedge roll period. This change affects only the rolling or rebalancing process in January, with no change to the rules for rolling futures contracts in other monthly hedge roll periods.

Material changes or amendments to the calculation methodology are subject to the approval of the product, risk and operations committee in consultation, if practicable, with UBS, except during periods of extraordinary circumstances, such as during a market emergency. Questions and issues relating to the application and interpretation of terms contained in the index methodology generally and calculations during periods of extraordinary circumstances in particular will be resolved or determined by BISL in consultation, if practicable, with UBS.

Historical Closing Levels of the Underlier

The following information supplements the information provided in the accompanying pricing supplement no. 8,757 dated July 1, 2020. The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the underlier has recently experienced extreme and unusual volatility.  Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier, including because of the recent volatility described above.  We cannot give you any assurance that the future performance of the underlier will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  Before investing in the second reopened notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement addendum and the date of your purchase of the second reopened notes and, given the recent volatility described above, you should pay particular attention to recent levels of the underlier. The actual performance of the underlier over the life of the second reopened notes, as well as the cash settlement amount, may bear little relation to the historical closing levels shown below.

The graph below shows the daily historical closing levels of the underlier from January 1, 2015 through October 15, 2020. As a result, the following graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most commodities and, as a result, the level of most commodity indices. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the Bloomberg Commodity IndexSM

License Agreement

“Bloomberg®” and “Bloomberg Commodity IndexSM” are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) and have been licensed for use for certain purposes by GS Finance Corp. (“GSFC”). Neither Bloomberg nor UBS Securities LLC and its affiliates (collectively, “UBS”) are affiliated with GSFC, and Bloomberg and UBS do not approve, endorse, review, or recommend the notes. Neither Bloomberg nor UBS guarantees the timeliness, accurateness, or completeness of any data or information relating to the Bloomberg Commodity IndexSM.

The notes are not sponsored, endorsed, sold or promoted by Bloomberg, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their subsidiaries or affiliates. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparties to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The only relationship of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates to the Licensee is the licensing of certain trademarks, trade names and service marks and of the Bloomberg Commodity IndexSM, which is determined, composed and calculated by Bloomberg in conjunction with UBS Securities without regard to GSFC or the notes. Bloomberg and UBS Securities have no obligation to take the needs of GSFC or the owners of the notes into consideration in determining, composing or calculating the Bloomberg Commodity IndexSM. None of Bloomberg, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to note customers, in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, UBS AG, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by GSFC, but which may be similar to and competitive with the notes. In addition, UBS AG, UBS Securities and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Bloomberg Commodity IndexSM  and Bloomberg Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Bloomberg Commodity IndexSM and the notes.

This pricing supplement relates only to the notes and does not relate to the exchange-traded physical commodities underlying any of the Bloomberg Commodity IndexSM components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Bloomberg Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Bloomberg Commodity IndexSM components has been derived solely from publicly available documents. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Bloomberg Commodity IndexSM components in connection with the notes. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Bloomberg Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO AND NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GSFC, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE MAXIMUM EXTENT ALLOWED BY LAW, BLOOMBERG, ITS LICENSORS (INCLUDING UBS), AND ITS AND THEIR RESPECTIVE EMPLOYEES, CONTRACTORS, AGENTS, SUPPLIERS, AND VENDORS SHALL HAVE NO LIABILITY OR RESPONSIBILITY WHATSOEVER FOR ANY DAMAGES—WHETHER INDIRECT, CONSEQUENTIAL, INCIDENTAL, PUNITIVE OR OTHERWISE—ARISING IN

CONNECTION WITH THE NOTES OR THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA OR VALUES RELATING THERETO—WHETHER ARISING FROM THEIR NEGLIGENCE OR OTHERWISE, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG BLOOMBERG, UBS SECURITIES AND GSFC, OTHER THAN UBS AG.

Supplemental Plan of Distribution

See “Supplemental plan of distribution; conflicts of interest” on page PS-6 of the accompanying pricing supplement no. 8,757. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $5,000.

GS Finance Corp. will sell to Goldman Sachs & Co. LLC (“GS&Co.”), and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the second reopened notes specified on the front cover of this pricing supplement addendum. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement addendum. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We will deliver the second reopened notes against payment therefor in New York, New York on October 22, 2020. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade second reopened notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the second reopened notes offered by this pricing supplement addendum have been executed and issued by GS Finance Corp., such notes have been authenticated by the trustee pursuant to the indenture, and such notes have been delivered against payment as contemplated herein, (a) such second reopened notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the guarantee with respect to such second reopened notes will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 1, 2020, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on July 1, 2020.